EXHIBIT  99.3

                      SHARE  PURCHASE  OPTION

     THIS  OPTION  AND  AGREEMENT  made  September  15,  2004

BETWEEN:

          HENLEY  VENTURES  INC.,  a  Nevada  corporation;

          (the  "Optionor")
                                                            OF  THE  FIRST  PART
AND:

          TERRY  HEARD;

          (the  "Optionee")
                                                              OF THE SECOND PART

     NOW THEREFORE THIS OPTION AND AGREEMENT WITNESSES that in consideration of the sum of $10.00 paid by the Optionee to the Optionor, and other good and valuable consideration (the receipt and sufficiency of which is by the Optionor hereby acknowledged), the parties hereto agree as follows:

1. The Optionor hereby grants to the Optionee the sole, exclusive and irrevocable option to purchase 100,000 shares of Common Stock of the Optionor (the "Shares") at a price of $0.10 United States funds per share, vesting at the rate of 25,000 options at the beginning of every three month period commencing September 15, 2004, while the Optionee is employed by the Company.

2. This option may be exercised in respect of all or any part of the options that have vested according to this option at any time until 5:00 p.m. on September 15, 2009, at which time this option shall terminate and be null and void and no longer binding on either party hereto.

3. This option may be exercised in whole or in part at any time and from time to time by giving the Optionor written notice specifying the number of Shares being purchased, accompanied by payment in full for the number of Shares so purchased, whereupon the Optionor shall forthwith deliver to the Optionee a certificate representing the Shares so purchased.

4. If any change is made to the issued shares of the Optionor which are the same class and kind as the Shares by way of consolidation, subdivision, reclassification, amalgamation or otherwise at any time before this option is exercised, the Shares shall be deemed to be increased or decreased to such number or altered to such class and kind as would have resulted from such change if this option had been exercised before the date of such change.

5.     Time  shall  be  of  the  essence  of  this  option  and  agreement.

6. This option and agreement are personal to the Optionee and may not be assigned by the Optionee.

7. This Agreement will enure to the benefit of and be binding on the parties and their respective successors, heirs, executors and administrators, and will be interpreted with such changes of gender and number as the context hereof requires.

8. This Agreement constitutes the entire agreement, and supersedes all previous understandings, expectations, communications, representations and agreements, whether written or verbal, between the parties with respect to the subject matter hereof.


     IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

HENLEY  VENTURES  INC.


Per:    /s/  "Sam  Hirji"
-------------------------
     Authorized  Signatory


         /s/  "Terry  Heard"
----------------------------
      TERRY  HEARD